Form 52-109FT2

Certification of Amended Interim Filings during Transition Period

I, Don Garner, the President and Chief Executive Officer of PrimeWest Energy Inc., certify that:

1.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of PrimeWest Energy Trust (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by amended interim filings; and

3.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

DATED:	March 28, 2006
/s/ Don Garner
Don Garner President and Chief Executive Officer

Form 52-109FT2

Certification of Amended Interim Filings during Transition Period

I, Don Garner, the President and Chief Executive Officer of PrimeWest Energy Inc., certify that:

4.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of PrimeWest Energy Trust (the issuer) for the interim period ending June 30, 2005;

5.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by amended interim filings; and

6.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

DATED:	March 28, 2006
/s/ Don Garner
Don Garner President and Chief Executive Officer

Form 52-109FT2

Certification of Amended Interim Filings during Transition Period

I, Don Garner, the President and Chief Executive Officer of PrimeWest Energy Inc., certify that:

7.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of PrimeWest Energy Trust (the issuer) for the interim period ending September 30, 2005;

8.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by amended interim filings; and

9.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

DATED:	March 28, 2006
/s/ Don Garner
Don Garner President and Chief Executive Officer

Form 52-109FT2

Certification of Amended Interim Filings during Transition Period

I, Dennis Feuchuk, the Vice President Finance and Chief Financial Officer of PrimeWest Energy Inc., certify that:

10.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of PrimeWest Energy Trust (the issuer) for the interim period ending March 31, 2005;

11.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by amended interim filings; and

12.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

DATED:	March 28, 2006
/s/ Dennis Feuchuk
Dennis Feuchuk Vice President Finance and Chief Financial Officer

Form 52-109FT2

Certification of Amended Interim Filings during Transition Period

I, Dennis Feuchuk, the Vice President Finance and Chief Financial Officer of PrimeWest Energy Inc., certify that:

13.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of PrimeWest Energy Trust (the issuer) for the interim period ending June 30, 2005;

14.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by amended interim filings; and

15.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

DATED:	March 28, 2006
/s/ Dennis Feuchuk
Dennis Feuchuk Vice President Finance and Chief Financial Officer

Form 52-109FT2

Certification of Amended Interim Filings during Transition Period

I, Dennis Feuchuk, the Vice President Finance and Chief Financial Officer of PrimeWest Energy Inc., certify that:

16.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of PrimeWest Energy Trust (the issuer) for the interim period ending September 30, 2005;

17.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by amended interim filings; and

18.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

DATED:	March 28, 2006
/s/ Dennis Feuchuk
Dennis Feuchuk Vice President Finance and Chief Financial Officer